SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on October 28, 2026

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(“Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on October 28, 2026, drawn up in summary form

1.	Date, Time and Venue. On October 28, 2026, at 5 p.m., with the participation of the members, who ratified their votes in writing, as permitted under Article 19, Paragraph 1st, of the Company's bylaws.

2.	Call and Attendance. The meeting was duly called pursuant to the Company’s bylaws. In attendance were Mr. Michel Dimitrios Doukeris, Chairman, and Messrs. Victorio Carlos De Marchi, Milton Seligman, Fernando Mommensohn Tennenbaum, Ricardo Manuel Frangatos Pires Moreira, Lia Machado de Matos, Fabio Colletti Barbosa, Fernanda Gemael Hoefel and Luciana Pires Dias, representing all members of the Company's Board of Directors (“Board”).

3.	Board. Chairman: Michel Dimitrios Doukeris; Secretary: Guilherme Malik Parente.

4.	Resolutions. It was unanimously and unrestrictedly resolved by the Directors attending the meeting:

4.1. Share Buyback Program. As recommended by the Company's Operations and Finance Committee at a meeting held on September 29, 2026, approve, pursuant to article 30, Paragraph 1st, “b”, of Law 6,404/76 and CVM Resolution 77/22, a share buyback program for the repurchase of shares issued by the Company up to the limit of 190,000,000 common shares, with the primary purpose of cancelation, considering that the shares not canceled may be held in treasury, transferred and/or delivered under the Company's share-based compensation plans, to be in effect until April 28, 2028, as detailed in the Notice Regarding the Negotiation of Shares Issued by the Company, in the form of Exhibit G of CVM Resolution 80/22 attached to these minutes as Exhibit I, which is hereby approved by the Board for public disclosure. The Company has 4,043,503,937 outstanding shares as defined in CVM Resolution 77/22. The acquisition will be recorded as a debit on the capital reserve in the balance sheet dated as of September 30, 2026. The transaction will be carried out through the following financial institutions: Santander Institucional Corretora de Câmbio e Valores Mobiliários S.A. (CNPJ No. 51.014.223/0001-49), Ágora Corretora de Títulos e Valores Mobiliários S.A. (CNPJ No. 74.014.747/0001-35), and Goldman Sachs do Brasil Corretora de Títulos e Valores Mobiliários S.A. (CNPJ No. 09.605.581/0001-60).

5.	Closure. There being no further matters to be discussed, these minutes were prepared and, after being read and unanimously approved by the participating members of the Board, were signed by all of them. Signatures: Mr. Michel Dimitrios Doukeris, Chairman, and Messrs. Victorio Carlos De Marchi, Milton Seligman, Fernando Mommensohn Tennenbaum, Ricardo Manuel Frangatos Pires Moreira, Lia Machado de Matos, Fabio Colletti Barbosa, Fernanda Gemael Hoefel and Luciana Pires Dias. Secretary: Guilherme Malik Parente.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on October 28, 2026

São Paulo, October 28, 2026.

Certified that this extract is a true and faithful copy of a resolution contained in the minutes duly recorded in the Company's minute book.

Michel Dimitrios Doukeris	Guilherme Malik Parente
Chairman	Secretary

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on October 28, 2026

Exhibit I

Notice Regarding the Negotiation of Shares Issued by the Company

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

NOTICE REGARDING THE NEGOTIATION OF SHARES ISSUED BY AMBEV S.A.

Ambev S.A. (“Company"), pursuant to the terms of CVM Resolution No. 80/22, discloses the following information set forth in its Exhibit G regarding the negotiation of shares issued by the Company.

1. Justify in detail the objective and the expected economic effects of the operation.

The operation aims at the acquisition of shares to maximize value creation for shareholders, through the efficient management of its capital structure, and the main objective will be the cancelation of said shares. Any remaining shares shall be held in treasury, transferred in public or private transactions, and/or used to meet the requirements under the Company's share-based compensation plans.

2. Inform the number of (i) outstanding shares and (ii) shares held in treasury.

The Company currently has 4,043,503,937 outstanding shares and 68,115,193 shares held in treasury.

3. Inform the number of shares that may be acquired or sold.

The Company may acquire up to 190,000,000 common shares issued by the Company.

4. Describe the main characteristics of the derivative instruments that the company may use, if any.

Not applicable, considering that the Company will not use derivative instruments in this transaction.

5. Describe, if applicable, any voting agreements or guidelines existing between the company and the counterparty of the operations.

Not applicable, considering that the Company will carry out operations on the Brazilian stock exchange with no knowledge of the identity of counterparties.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on October 28, 2026

6. In case the transactions are to be carried out outside organized securities markets, inform: a. the maximum (minimum) price for which the shares will be acquired (sold); and b. if applicable, the reasons that justify carrying out the transaction at prices more than 10% (ten percent) higher, in the case of acquisition, or more than 10% (ten percent) lower, in the case of sale, than the average of the price, weighted by the volume, in the 10 (ten) previous trading sessions.

Not applicable, considering that the operations will be carried out on the Brazilian stock exchange.

7. Inform, if any, the impacts that the negotiation will have on the composition of the shareholding control or the management structure of the company.

Not applicable, as the Company has a defined controlling shareholder and therefore does not anticipate that the transaction will have any impact on the Company’s shareholding structure or management structure.

8. Identify the counterparties, if known, and, in the case of a related party to the company, as defined by the accounting rules that deal with this matter, also provide the information required by art. 9 of CVM Resolution 81, of March 29, 2022.

Not applicable, considering that the Company will carry out operations on the Brazilian stock exchange with no knowledge of the identity of counterparties.

9. Indicate the destination of the funds received, if applicable.

Not applicable, considering that the Company will not receive funds and the main objective of the acquisition is the cancellation of the acquired shares. The remaining shares may be held in treasury, transferred in public or private transactions and/or used to meet the provisions of the Company's share-based compensation plans.

10. Indicate the maximum period for the settlement of authorized transactions.

Purchases may be made within up to 18 months, counted as of the date of their approval, therefore, until April 28, 2028.

11. Identify institutions that will act as intermediaries, if any.

Santander Institucional Corretora de Câmbio e Valores Mobiliários S.A. (CNPJ No. 51.014.223/0001-49), Ágora Corretora de Títulos e Valores Mobiliários S.A. (CNPJ No. 74.014.747/0001-35), and Goldman Sachs do Brasil Corretora de Títulos e Valores Mobiliários S.A. (CNPJ No. 09.605.581/0001-60).

12. Specify the available resources to be used, in the form of art. 8, § 1, of CVM Resolution 77, of March 29, 2022.

The acquisition will occur by debiting the capital reserve account recorded in the balance sheet dated as of September 30, 2026.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on October 28, 2026

13. Specify the reasons why the members of the board of directors feel comfortable that the repurchase of shares will not affect the Company’s ability to meet its obligations to creditors or pay fixed or minimum mandatory dividends.

The total amount to be paid by the Company if it repurchases a total of 190,000,000 shares would be approximately R$ 2.9 billion, based on the closing share price on October 28, 2026. This amount represents approximately 15% of the Company's cash and cash equivalents, as determined in the most recent financial statements disclosed to the market.

In view of the percentage mentioned above, the members of the board of directors are comfortable that the repurchase of shares will not affect the Company’s ability to meet its obligations to creditors or pay mandatory dividends.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer